SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry: 29.300.006.939

Publicly Held Company

MATERIAL FACT

PRODUCTION & SALES REPORT

THIRD QUARTER 2024

São Paulo, October 23, 2024 – Braskem S.A. ("Braskem" or "Company") reports to its shareholders and the market its Production & Sales Report for the third quarter of 2024. Note that the information herein is based on preliminary data and that figures were not revised by the Company's independent auditor.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576- 9531 or emailing braskem-ri@braskem.com.br.

Contents

1. OPERATIONAL OVERVIEW 3Q24	2
2. PERFORMANCE BY SEGMENT	2
2.1 BRAZIL/SOUTH AMERICA	2
2.2 UNITED STATES AND EUROPE	5
2.3 MEXICO	6
3. PETROCHEMICAL SPREADS	8

1.	OPERATIONAL OVERVIEW 3Q24

During 3Q24, spreads in the international market continued to present an increasing trajectory when compared to the previous quarter. The international petrochemical market continued to be influenced by high levels of maritime freight, due to the consequences of conflicts in the Red Sea, impacting the trade flow and the pricing of marginal petrochemical products. Furthermore, the greater supply restriction, due to scheduled and unscheduled shutdowns in most regions, also influenced the increase in spreads in the international market.

Regarding Braskem's operational performance, the reestablishment of operations at the Rio Grande do Sul petrochemical complex contributed to the increase in the utilization rate of the Brazil/South America segment in relation to the previous quarter. In this sense, sales in the Brazilian market were higher compared to the previous quarter due to the greater availability of products for sale.

In addition, the Company carried out scheduled shutdowns at PP plants in Europe and at a PE plant in Mexico, resulting in a lower utilization rate compared to 2Q24.

2.	PERFORMANCE BY SEGMENT
2.1	BRAZIL/SOUTH AMERICA

Average utilization rate of petrochemical crackers: higher compared to 2Q24 (+2 p.p.), mainly explained by the resumption of operations at the Triunfo Petrochemical Complex in Rio Grande do Sul, which was interrupted during May due to the extreme weather event that affected the state.

Compared to 3Q23, the increase in the utilization rate (+5 p.p.) is mainly explained by the production adjustment in relation to global demand and the normalization of operations after scheduled and unscheduled shutdowns in 3Q23.

Resin sales volume: in the Brazilian market, the increase compared to 2Q24 (+6%) is mainly explained by the higher sales volume (i) of PP, mainly due to the resumption of operations at the Rio Grande do Sul Petrochemical Complex and the higher demand from the hygiene and cleaning sectors; and (ii) of PVC, due to the higher commercial opportunities in the civil construction and sanitation sectors. Compared to 3Q23, sales volume in the Brazilian market was lower (-2%), mainly due to the higher levels of PE and PVC stocks in the transformation chain.

2

Exports were higher compared to 2Q24 (+21%), mainly due to (i) the higher availability of products for sale and (ii) better commercial opportunities in South America. The increase compared to 3Q23 (+2%) is mainly explained by the higher volume of PE sales in South America.

Main chemicals sales volume[1]: in the Brazilian market, the increase compared to 2Q24 (+14%) is mainly explained by the higher sales volume of ethylene, benzene, and gasoline due to the higher availability of products for sale due to the resumption of operations in Rio Grande do Sul. Compared to 3Q23, the increase (+31%) is mainly explained by the higher sales volume (i) of gasoline, due to the higher availability of products for sale; and (ii) of benzene, paraxylene, propylene, ethylene, and cumene due to higher demand and better commercial opportunities in the Brazilian market.

[1] Main chemicals refer to: ethylene, propylene, butadiene, cumene, gasoline, benzene, toluene and paraxylene due to the representation of these products in the segment’s net revenue.

3

Exports were lower compared to 2Q24 (-34%) and 3Q23 (-47%), mainly due to the lower sales volume of (i) gasoline and benzene, explained by the prioritization of serving the Brazilian market; (ii) toluene, due to the lower availability of product for sale.

Average green ethylene utilization rate: increase compared to 2Q24 (+60 p.p.), explained by the resumption of operations after a scheduled shutdown due to the extreme weather event that affected the state of Rio Grande do Sul during 2Q24. Compared to 3Q23, the decrease (-13 p.p.) is mainly explained by the process of re-establishing the supply of ethanol after the logistical impacts caused by the extreme weather event during 2Q24.

4

Sales volume of Green PE: the increase (+3%) compared to 2Q24 is mainly explained by the higher availability of products for sale due to the higher utilization rate, which was partially offset by the inventory build-up in the period. Compared to 3Q23, the increase (+4%) is mainly explained by commercial efforts to develop the market after the completion of the project to increase Green Ethylene production capacity in 2023.

2.2	UNITED STATES AND EUROPE

Average PP plant utilization rate: lower compared to 2Q24 (-2 p.p.) and 3Q23 (-5 p.p.), mainly due to scheduled maintenance shutdown at the plants in Europe.

PP sales volume: in line with 2Q24. In relation to 3Q23, the reduction (-8%) is mainly explained by the lower availability of products for sale.

5

2.3	MEXICO

Average utilization rate of PE plants: lower compared to 2Q24 (-4 p.p.) mainly due to (i) the lower volume of ethane imported through the Fast Track solution, of 19 thousand barrels per day, compared to 23 thousand barrels in 2Q24, due to a scheduled shutdown by an international supplier; and (ii) the scheduled maintenance shutdown at one of the PE plants for 35 days during the quarter.

Compared to 3Q23, the increase (+8 p.p.) is mainly explained by the higher availability of products for sale due to failures in the national electrical system caused by storms in the region in the same period of the previous year.

The volume of ethane supplied by PEMEX in the quarter was approximately 29 thousand barrels per day, compared to 26 thousand barrels in 2Q24 and 3Q23.

PE sales volume: lower compared to 2Q24 (-11%) and 3Q23 (-3%) explained by the lower demand in the period mainly due to (i) inventory management in the transformation chain associated with the higher supply of PE producers in the region; and (ii) the expectation of lower PE prices in the international market in the following periods.

6

7

3.	PETROCHEMICAL SPREADS

8

BRAZIL/SOUTH AMERICA

•	PE Spread[2]: increased in relation to 2Q24 (+12%).

  The price of PE in the US was higher (+4%) compared to 2Q24, mainly due to the developments of the conflicts in the Red Sea, resulting in (i) an increase in maritime freight rates impacting prices in Asia; and (ii) a higher volume of exports from the United States with better prices, the international reference used for setting prices in Brazil.
  The price of ARA naphtha decreased (-2%) compared to 2Q24, mainly explained by the lower demand for derivatives.
  Compared to 3Q23, the spread was higher (+61%) mainly due to (i) the higher price of PE (+23%) during the period, as a consequence of the developments of the conflicts mentioned above.
•	Spread PP[3]: reduction in comparison to 2Q24 (-5%).
  The price of PP in Asia decreased (-3%) compared to 2Q24, mainly due to (i) the greater supply of resin in the region, as a result of the lower number of maintenance shutdowns by local producers; and (ii) the lower demand in the period.
  The price of ARA naphtha decreased (-2%) compared to 2Q24, as explained previously.
  Compared to the same quarter of 2023, the spread was higher (+9%) due to the higher price of PP in Asia (+5%) as a consequence of the increase in international maritime freight impacted by logistical restrictions caused by conflicts in the Red Sea.
•	PVC Par Spread[4]: aumento em relação ao 2T24 (+13%).
  The price of PVC in Asia increased (+2%) compared to 2Q24, mainly impacted by (i) limited supply due to maintenance shutdowns at producers in the region and lower import levels; and (ii) increased international freight rates due to the developments in the Red Sea conflicts, resulting in an increase in export prices among Asian countries.
  Compared to 3Q23, the PVC Par spread was lower (-4%), impacted by (i) lower PVC prices in Asia (-1%), due to lower demand in the period; and (ii) higher ethylene prices in Europe (+8%), due to limited supply by producers due to refinery shutdowns in the region.

[2] (US PE Price – naphtha ARA price)*82%+(US PE Price – 50% US ethane price – 50% US propane price)*18%.

[3] Asia PP price – Naphtha ARA price.

[4] The PVC Par spread better reflects the profitability of the Vinyl business, which is more profitable compared to the temporary/nonintegrated business model of 2019/20, under which the Company imported EDC and caustic soda to keep serving its customers. Its calculation formula is: Asia PVC Price + (0.685*US Caustic Soda) - (0.48*Europe Ethylene) - (1.014*Brent).

9

•	Spread of Main Basic Chemicals[5]: reduction in relation to 2Q24 (-4%).
  The price of the main chemicals was lower (-3%) compared to the previous quarter, impacted mainly by (i) a reduction in the price of benzene (-7%) due to lower demand for derivatives, mainly styrene; and (ii) a reduction in the price of toluene (-14%) due to lower demand during the period.
  Compared to 3Q23, the spread for Main Basic Chemicals was higher (+23%), mainly impacted by (i) an increase in the price of butadiene (+110%), due to supply restrictions due to shutdowns resulting from Hurricane Beryl in July and maintenance shutdowns in August; (ii) an increase in the price of propylene (+47%), due to operational problems at refineries in the United States, limiting supply; and (iii) an increase in the price of benzene (+21%), influenced by the lower entry of imported products into the United States.

UNITED STATES AND EUROPE

•	US PP Spread[6]: in line with 2Q24.

  Compared to the same quarter of the previous year, the spread remained in line.
•	Europe PP Spread[7]: increase (+3%) compared to 2Q24.

  The price of PP compared to 2Q24 was higher (+1%), due to (i) the lower supply, impacted by shutdowns at producers in the region; and (ii) the lower volume of imported resins, as a consequence of the increase in freight and logistical restrictions caused by the conflicts in the Red Sea.
  Propylene prices in Europe remained in line compared to 2Q24.
  Compared to 3Q23, the spread was higher (+15%), mainly impacted by the higher PP price in Europe (+11%) in 3Q24, explained by the greater restrictions on the entry of imports and shutdowns at producers in the region, as previously mentioned.

MEXICO

•	North America PE Spread[8]: increase compared to 2Q24 (+7%).

  The PE price in the US was higher (+3%) compared to 2Q24, as previously explained.
  Regarding feedstock, ethane price was lower (-18%) compared to 2Q24 due to (i) lower demand in the United States as a result of shutdowns in petrochemical plants in the region, which impacted about 10% of nominal capacity during the quarter; and (ii) an oversupply of gas, due to export logistics still being under development.
  In relation to the same period of the previous year, the spread was higher (+47%), mainly impacted by (i) the lower price of ethane (-47%) in the USA, influenced by the factors mentioned above; and (ii) the higher price of PE in the region (+24%), due to the impacts caused by conflicts in the Red Sea and the increase in international freight.

[5] Average price of base chemicals (Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), based on Braskem’s sales volume mix) – naphtha ARA price.

[6] U.S. PP – U.S. propylene price

[7] EU PP – EU propylene price

[8] U.S. PE – U.S. ethane

10

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Material Fact may contain forward-looking statements. These statements are not historical facts but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance, and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition, and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan,” “objective,” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro-objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends, or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development, and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the joint venture and its development of technologies, from the geological event in Alagoas and related legal procedures, and the unprecedented impact on businesses, employees, service providers, shareholders, investors, and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Material Fact does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.